**VOTE BY INTERNET**
Go to https://ts.vstocktransfer.com/pxlogin
and log in using the below control number. Voting will be open until 11:59 p.m., Eastern Time, May 25, 2025.

**CONTROL #**

**VOTE BY EMAIL**
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

**VOTE IN PERSON**
If you would like to vote in person, please attend the Extraordinary General Meeting be held on May 27, 2025 at 8:00 p.m. China time (i.e., 8:00 a.m. May 27, 2025, Eastern time) at Room 1501, Shangmei Technology Building, No. 15 Dachong Road, Nanshan District, Shenzhen, 518072, People's Republic of China .

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

# Extraordinary General Meeting of Shareholders Proxy Card - Fangdd Network Group Ltd.

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**THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS.**

Proposal 1: To consider and approve by an ordinary resolution that, on or about June 6, 2025, or on such date as any director, chief executive officer or chief operating officer of the Company deems advisable and may determine in his or her absolute discretion, each 16 ordinary shares of a par value of US$0.0005625 each be consolidated into 1 (one) ordinary share of a par value of US$0.009 each, such that following such share consolidation, the authorized share capital of the Company will be US$5,625,000 divided into 625,000,000 shares, comprising of (i) 312,500,000 Class A ordinary shares of a par value of US$0.009 each (the "Class A ordinary shares"), (ii) 6,250 Class B ordinary shares of a par value of US$0.009 each (the "Class B ordinary shares"), (iii) 12,500 Class C ordinary shares of a par value of US$0.009 each (the "Class C ordinary shares"), and (iv) 312,481,250 shares of a par value of US$0.009 each of such class or classes (however designated) as the Board of Directors of the Company (the "Board" or the "Board of Directors") may determine in accordance with the Sixth Amended and Restated Memorandum and Articles of Association of the Company (the "Share Consolidation").

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal 2: To consider and approve by an ordinary resolution that, immediately following the Share Consolidation, the authorized share capital of the Company be increased from US$5,625,000 divided into 625,000,000 shares of a par value of US$0.009 each to US$90,000,000 divided into 10,000,000,000 shares, comprising of (i) 5,000,000,000 Class A ordinary shares, (ii) 50,000 Class B ordinary shares, (iii) 200,000 Class C ordinary shares, and (iv) 4,999,750,000 shares of a par value of US$0.009 each of such class or classes (however designated) as the Board may determine in accordance with Article 9 of the Sixth Amended and Restated Memorandum and Articles of Association of the Company, by creating (a) 4,687,500,000 Class A ordinary shares, (b) 43,750 Class B ordinary shares, (c) 187,500 Class C ordinary shares, and (d) 4,687,268,750 shares of such class or classes (however designated) as the Board may determine in accordance with the Sixth Amended and Restated Memorandum and Articles of Association of the Company (the "Share Capital Increase").

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal 3: To consider and approve by a special resolution that the Sixth Amended and Restated Memorandum and Articles of Association be amended and restated by their deletion in their entirety and the substitution in their place of the Seventh Amended and Restated Memorandum and Articles of Association, effective immediately following the Share Consolidation and Share Capital Increase, in the form attached hereto as Exhibit A to the Notice of Meeting.

☐ FOR ☐ AGAINST ☐ ABSTAIN

| **Date** | **Signature** | **Signature, if held jointly** |
|---|---|---|
| ______________________ | ______________________________ | ______________________________ |

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT999 90.00

# Fangdd Network Group Ltd.
# Extraordinary General Meeting of Shareholders
# To Be Held on May 27, 2025

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**THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS**

The undersigned hereby appoints the Chairman of the Extraordinary General Meeting of Shareholders of the Company (the "EGM") or _________________ as its proxy to attend and act for the undersigned at the EGM, and at any adjournment(s) or postponement(s) thereof, and in the event of a poll voting, to vote for the undersigned pursuant to the paragraph below.

**This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this proxy will be voted in accordance with the Board of Directors' recommendations for such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.**

Electronic Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by Fangdd Network Group Ltd. in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years.

Email Address: ______________________________________ ☐

**PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE**

**(Continued and To be Signed on Reverse Side)**